FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 23, 2016, Hunter Maritime Acquisition Corp. (the "Company") consummated its initial public offering ("IPO") of 15,000,000 units (the "Units"). Each Unit consists of one Class A common share of the Company, par value $0.0001 per share (the "Class A Common Shares"), and one-half of one warrant of the Company ("Warrant"), each whole Warrant entitling the holder thereof to purchase one Class A Common Share for $11.50 per share. The Units were sold at a price of $10.00 per unit, generating gross proceeds to the Company of $150,000,000.

Simultaneously with the closing of the IPO, the Company completed the private sale (the "Private Placement") of 3,333,333 warrants (the "Private Placement Warrants") to the Company's sponsor, Bocimar Hunter NV, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $5,000,000.

A total of $150,000,000, comprised of $147,000,000 of the proceeds from the IPO and $3,000,000 of the proceeds of the sale of the Private Placement Warrants, was placed in a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee.

The Company's audited financial statements as of and for the period ending November 23, 2016, including a Statement of Financial Position reflecting receipt of the proceeds upon consummation of the IPO and the Private Placement, are included as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP. (Registrant)
Dated: November 30, 2016
/s/ Alexander Saverys By: Alexander Saverys Chief Executive Officer

Exhibit 99.1

HUNTER MARITIME ACQUISITION CORP.

INDEX TO FINANCIAL STATEMENTS

HUNTER MARITIME ACQUISITION CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hunter Maritime Acquisition Corp.

We have audited the accompanying statement of financial position of Hunter Maritime Acquisition Corp. as of November 23, 2016 and the related statements of profit or loss, comprehensive income, changes in equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Maritime Acquisition Corp. as of November 23, 2016 and the results of its operations and its cash flows for the period from June 24, 2016 (inception) to November 23, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises

Herwig Carmans Bedrijfsrevisor / Réviseur d'Entreprises

Hasselt, BELGIUM
November 30, 2016

HUNTER MARITIME ACQUISITION CORP. STATEMENT OF FINANCIAL POSITION
November 23, 2016

in USD

ASSETS	Note
NON-CURRENT ASSETS
CURRENT ASSETS		152,023,198
Cash and cash equivalents		152,023,198
Cash	4	2,023,198
Cash equivalents (trust account)	4	150,000,000
TOTAL ASSETS		152,023,198

EQUITY and LIABILITIES
EQUITY		5,000,001
Equity attributable to owners of the Company	-	5,000,001
Share capital	5	465
Additional paid-in capital	5	8,369,870
Retained earnings	5	(3,370,334)
NON-CURRENT LIABILITIES		146,654,665
Common stock subject to possible redemption	5	146,654,665
CURRENT LIABILITIES		368,533
Trade and other payables	-	218,533
Loans	-	150,000
TOTAL EQUITY and LIABILITIES		152,023,198

The accompanying notes are an integral part of these financial statements.

HUNTER MARITIME ACQUISITION CORP.

STATEMENT OF PROFIT OR LOSS
For the Period from June 24, 2016 (inception) to November 23, 2016 in USD
	Note
General and administrative expenses	6	(312,700)
Profit/(Loss) from operating activities		(312,700)
Net finance expense	-	(566)
Profit/(Loss) before tax		(313,266)
Income tax expense	-	-
Profit/(Loss) for the period		(313,266)

Attributable to:
Owners of the Company	-	(313,266)
Non-controlling interest	-	-

Earnings per share
Basic earnings per share	7	(0.0726)
Diluted earnings per share	7	(0.0726)

The accompanying notes are an integral part of these financial statements.

HUNTER MARITIME ACQUISITION CORP.

STATEMENT OF COMPREHENSIVE INCOME
For the Period from June 24, 2016 (inception) to November 23, 2016

in USD	Note
Profit/(Loss) for the period		(313,266)
Other comprehensive income
Items that will not be reclassified to profit or loss:
		-
Items that are or may be reclassified subsequently to profit or loss:
		-
Other comprehensive income, net of tax		-
Total comprehensive income		(313,266)

Attributable to:
Owners of the Company		(313,266)
Non-controlling interest		-

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
For the Period from June 24, 2016 (inception) to November 23, 2016

in USD	Note	Share capital	Additional paid-in capital	Retained earnings	Equity attributable to owners of the Company
Balance at June 24, 2016		-	-	-	-
Total comprehensive income
Profit/(Loss)		-	-	(313,266)	(313,266)
Other comprehensive income		-	-	-	-
Total comprehensive income		-	-	(313,266)	(313,266)
Transactions with owners of the Company
Contributions and distributions
Issue of shares	5, 13	465	8,369,870	(3,057,068)	5,313,267
Total contributions and distributions		465	8,369,870	(3,057,068)	5,313,267
Total transactions with owners of the Company		465	8,369,870	(3,057,068)	5,313,267
Balance at November 23, 2016		465	8,369,870	(3,370,334)	5,000,001

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
For the Period from June 24, 2016 (inception) to November 23, 2016

in USD	Note
Net cash and cash equivalents at the beginning of the period		-
Profit/(Loss) before income tax	6	(313,266)
Adjustments for items disclosed seperately or under investing or financing activities	-	-
Changes in trade and other payables	-	218,532
Income taxes paid during the period	-	-
Interest paid	-	-
Interest received	-	-
Dividends received	-	-
Cash flow from operating activities		(94,734)
Cash flows from investing activities		-
Proceeds from issue of share capital	5	25,000
Proceeds from initial public offering (held in trust account)	5	150,000,000
Proceeds from issuance of warrants	5	5,000,000
Transaction costs recognized as a deduction from retained earnings	5	(3,057,068)
Proceeds from loans from related parties	10	150,000
Cash flows from financing activities		152,117,932
Effect of changes in exchange rates		-
Net cash and cash equivalents at the end of the period	4	152,023,198

The accompanying notes are an integral part of these financial statements.

HUNTER MARITIME ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations

Incorporation and Business Purpose

Hunter Maritime Acquisition Corp. (the "Company") was incorporated in the Republic of the Marshall Islands on June 24, 2016. The Company's registered address is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in by the Company of vessels) or one or more operating businesses in the international maritime shipping industry, or one or more different sectors that may be unrelated to the shipping industry, that it has not yet identified ("Initial Business Combination"). The Company has neither engaged in any operations nor generated significant revenue to date.  The Company was only recently established and is as such subject to risks associated with a recently established company.

Financing

As of November 23, 2016, the Company had not commenced any operations.  All activity for the period from June 24, 2016 (inception) through November 23, 2016 relates to the Company's formation and initial public offering of 15,000,000 units (the "Units") at $10.00 per Unit, each Unit consisting of one Class A common share of the Company, par value $0.0001 per share (the "Class A Common Shares") and one-half of one warrant (the "Warrants"), each whole Warrant entitling the holder thereof to purchase one Class A Common Share at $11.50 (the "Public Offering").  The Company also granted the underwriters (as defined below) of the Public Offering a 45-day option to purchase up to 2,250,000 additional Units to cover over-allotments (the "Over-allotment Option"). The Class A Common Shares sold as part of the Units in the Public Offering are sometimes referred to herein as the "Public Shares." The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest.

The registration statement for the Company's Public Offering was declared effective by the U.S. Securities and Exchange Commission (the "SEC") on November 18, 2016. The Public Offering closed on November 23, 2016 (the "Closing Date").

At the Closing Date, Bocimar Hunter NV, the Company's sponsor (the "Sponsor" or the "Initial Shareholder") purchased an aggregate of 3,333,333 warrants (the "Private Placement Warrants") at a purchase price of $1.50 per warrant, or $5,000,000 in the aggregate, in a private placement (the "Private Placement"). The Private Placement Warrants are included under the heading Additional paid-in capital on the Statement of Financial Position.  The Sponsor has agreed to purchase up to 300,000 additional Private Placement Warrants at $1.50 per warrant, or $450,000 in the aggregate, in the event the Over-allotment Option is exercised in full.

The Company intends to finance a Business Combination with net proceeds from the Public Offering and Private Placement. As of the Closing Date, after paying an underwriting fee of $3,000,000 and funds designated for operational use of $2,000,000, the remaining net proceeds of $150,000,000 were deposited in a trust account with Continental Stock Transfer and Trust Company acting as trustee (the "Trust Account") as described below.  As of November 23, 2016, the Over-allotment Option had not been exercised.  An amount equal to the gross proceeds from any exercise of the Over-allotment Option will be deposited into the Trust Account.

HUNTER MARITIME ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Fiscal Year End

The Company has selected December 31 as its fiscal year end.
The Trust Account

The Trust Account is maintained by Continental Stock Transfer & Trust Company and will be invested only in permitted United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. At November 23, 2016, the Trust Account consisted of deposits of cash in a financial institution.

The Company's amended and restated articles of incorporation provide that, other than the withdrawal of investment earnings earned on the Trust Account to pay taxes or to fund working capital requirements, none of the funds held in the trust account will be released until the earlier of (i) the completion of the Company's Initial Business Combination, (ii) the redemption of the Public Shares if the Company is unable to complete the Initial Business Combination within 24 months from the closing of the Public Offering, subject to applicable law, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to approve an amendment to the Company's amended and restated articles of incorporation that would affect the substance or timing of its obligation to redeem 100% of the Public Shares if the Company has not consummated an Initial Business Combination within 24 months from the closing of the Public Offering.

Business Combination

The Company's management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward completing the Initial Business Combination. There is no assurance that the Company will be able to successfully complete the Initial Business Combination.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their Public Shares, (i) if the Company is a foreign private issuer ("FPI"), upon the completion of the Initial Business Combination, by means of a tender offer in accordance with the U.S. tender offer rules or, (ii) if the Company is not an FPI, either, (A) in connection with a shareholder meeting called to approve the Initial Business Combination, in conjunction with a proxy solicitation for such meeting pursuant to the U.S. proxy rules or, (B) by means of a tender offer, in each case, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, less taxes payable and any amounts released to the Company to fund working capital requirements.  The amount in the Trust Account amounts to $10.00 per Public Share, before taxes payable ($150,000,000 held in the Trust Account divided by 15,000,000 Public Shares). However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate business combination.

HUNTER MARITIME ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The Company will only have 24 months from the closing of the Public Offering, being November 23, 2016, to consummate an Initial Business Combination. If the Company does not complete the Initial Business Combination within this period of time, it shall, (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares for a per-share pro rata portion of the Trust Account, less taxes payable (less up to $100,000 of such net interest to pay dissolution expenses) and, (iii) as promptly as possible following such redemption, subject to the approval of the Company's remaining shareholders and Board of Directors, dissolve and liquidate the balance of the Company's net assets to its remaining shareholders, as part of its plan of dissolution and liquidation, subject to applicable law. The Initial Shareholder entered into a letter agreement with the Company, pursuant to which it has waived its rights to participate in any redemption with respect to the Founder Shares (as defined below); however, if the Initial Shareholder or any of the Company's officers, directors or affiliates acquire Class A Common Shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company's redemption or liquidation in the event the Company does not complete the Initial Business Combination within the required time period.

2. Measurement and Basis of Presentation - Statement of Compliance - Accounting policies

These financial statements have been prepared on an historical cost basis. The accompanying financial statements of the Company are presented in U.S. dollars (USD), which is the functional and presentation currency, in conformity with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board (the "IASB") and pursuant to the rules and regulations of the SEC.  All financial data presented in USD has been rounded to the nearest unit except for per share data.

Accounting policies with respect to the statement of financial position, the statement of profit or loss, the statement of comprehensive income and the statement of cash flows and any disclosures thereto have been disclosed in the notes to the financial statements.

3. Use of Estimates and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position. Actual results could differ from those estimates.

The Common stock subject to possible redemption has been classified as a non‐current liability considering the following:

‐ The Company cannot prevent a future cash outflow.
‐ The Public Shares are not the most subordinate, since a.o. the Founder Shares are non‐redeemable (and thus more subsordinate).
‐ In case of redemption, the Public Shares only have right to their pro‐rata share in the Trust Account and not on on all net assets of the Company.

The Common stock subject to possible redemption will only convert into equity following the completion of an Initial Business Combination for which the Company has a period of 24 months to complete.

HUNTER MARITIME ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

4. Cash and cash equivalents

Cash and cash equivalents includes an amount of $150,000,000 that is being held in the Trust Account (see also Note 1).

5. Equity

Common Stock

The Company is authorized to issue up to 500,000,000 shares of common stock, consisting of (i) 400,000,000 Class A Shares and (ii) 100,000,000 shares of Class B common stock, par value $0.0001 per share (the "Class B Shares").  At November 23, 2016, there were issued and outstanding 15,000,000 Class A Shares and 4,312,500 Class B Shares.

The Class B Shares will automatically convert into Class A Shares on the first business day following the consummation of the Initial Business Combination on a one-for-one basis, subject to adjustment pursuant to the Company's Amended and Restated Articles of Incorporation.

At November 23, 2016, 14,665,466 shares were subject to redemption in connection with the Initial Business Combination (at an anticipated redemption value of $10,00 per share).

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Shares"), with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At November 23, 2016, there were no Preferred Shares issued and outstanding.

Transaction Costs

Following transaction costs have been recognized as a deduction from retained earnings:

in USD

Fees	6,193
Offering expenses	3,050,875
Total fees and expenses	3,057,068

Offering expenses comprise all expenses related to the initial public offering of 15,000,000 shares in the Company, and include amongst others $3,000,000 of upfront underwriting fees (see also Note 11).

HUNTER MARITIME ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

6. General and administrative expenses

The General and administrative expenses mainly represent expenses for the audit of the financial statements of Hunter Maritime Acquisition Corp. and fees related to the registration and listing of the Company's shares which cannot be recognized as a deduction from retained earnings.

in USD

Audit fees	225,000
Registration and listing fees	87,300
Other fees	400
Total fees and expenses	312,700

7. Earnings per share

Basic earnings per share

The calculation of basic earnings per share has been based on the following Profit/(Loss) attributable owners of the Company and weighted-average number of common shares outstanding during the period.

Profit/(Loss) for the period attributable to owners of the Company	(313,266)
Weighted-average number of common shares at November 23, 2016	4,312,500

Diluted earnings per share

The calculation of diluted earnings per share has been based on the following Profit/(Loss) attributable owners of the Company shareholders and weighted-average number of common shares outstanding during the period after adjustment for the effects of dilutive potential common shares.

Profit/(Loss) for the period attributable to owners of the Company	(313,266)
Weighted-average number of common shares (diluted) at November 23,2016.	4,312,500

The weighted-average number of common shares (diluted) at November 23, 2016, does not take into account the effect of the conversion of 3,333,333 Private Placement Warrants given the time-weighing effect.

The above calculations of Basic and Diluted Earnings per Share do not take into account the 15,000,000 Units sold in the Public Offering, these will only have an effect following the completion of the Initial Business Combination.  Neither do the above calculations take into account any impact of the Over-allotment Option.

HUNTER MARITIME ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

8. Income Taxes

The Company is incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, is not subject to Marshall Islands' income tax.  Dividends paid by the Company are not subject to any withholding tax under the laws of the Marshall Islands. As the Company proceeds with making investments in various jurisdictions, tax considerations outside the Marshall Islands may arise. Although the Company intends to pursue tax-efficient investments, it may be subject to income tax, withholding tax, capital gains tax, and other taxes imposed by tax authorities in other jurisdictions. The Company does not expect to be subject to direct taxation based on net income in the United States as long as it is not engaged in a trade or business in the United States for U.S. federal income tax purposes.  However, if the Company operates one or more vessels that carry cargo or passengers to or from the United States, the Company may become subject to U.S. federal income tax on its gross U.S.-source shipping income at a rate of four percent unless it qualifies for an exemption from such tax. The Company does not expect to invest in any U.S. obligation that will be subject to U.S. withholding taxes.

The Company recognizes uncertain tax positions, if any, in the financial statements based on the guidance in IAS 12.  Interest and penalties related to uncertain tax positions are recognized based on the guidance in IAS 12 as well.

9. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

10. Related Party Transactions

Founder Shares

On July 11, 2016, the Sponsor purchased 4,312,500 Class B Common Shares of the Company (the "Founder Shares") for $25,000, or $.006 per share. The Founder Shares are identical to the Public Shares included in the Units sold in the Public Offering except that, (i) only holders of the Founder Shares will be entitled to vote on the election of directors prior to the Company's initial Business Combination and, (ii) the Founder Shares are subject to certain transfer restrictions, as described in more detail below.  The Sponsor has agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the underwriters so that the Initial Shareholder will own 20% of the Company's issued and outstanding common shares after the Public Offering.

HUNTER MARITIME ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The Initial Shareholder has agreed not to transfer, assign or sell any of their Founder Shares until the earlier of, (i) one year after the completion of the Company's Initial Business Combination, or earlier if, subsequent to the Company's Initial Business Combination, the last sale price of the Company's common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company's Initial Business Combination or, (ii) the Company consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the Company's shareholders having the right to exchange their Class A Common Shares for cash, securities, or other property.

Private Placement Warrants

Upon the closing of the Public Offering on November 23, 2016, the Sponsor purchased from the Company an aggregate of 3,333,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant (an aggregate purchase price of $5,000,000).  A portion of the proceeds from the sale of the Private Placement Warrants were placed into the Trust Account.  The Sponsor has agreed to purchase up to 300,000 additional Private Placement Warrants if the underwriters' over-allotment option is exercised in full.

The Private Placement Warrants (including the Class A Common Shares issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of the Initial Business Combination and they are non-redeemable and exercisable on a cashless basis, provided that such cashless exercise is permitted under the laws of the Company's corporate jurisdiction, so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees, subject to certain exceptions. If the Private Placement Warrants are held by someone other than the initial purchasers of the Private Placement Warrants or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Warrants included in the Units sold in the Public Offering. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Warrants sold as part of the Units in the Public Offering and have no net cash settlement provisions.

If the Company does not complete the Initial Business Combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the Private Placement Warrants issued to the Sponsor will expire worthless.

Units purchased in the Public Offering

CMB NV, the Company's ultimate parent, purchased 200,000 Units in the Public Offering at the public offering price, for an aggregate purchase price of $2,000,000.

Registration Rights

The holders of the Founder Shares and Private Placement Warrants (and any Class A Common Shares issuable upon the exercise of the Private Placement Warrants) are entitled to registration rights pursuant to a registration rights agreement executed on November 18, 2016. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the completion of the Company's Initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, one year after the date of the consummation of the Company's Initial Business Combination or earlier if, subsequent to the Company's Initial Business Combination, (a) the last sale price of the Company's Class A Common Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company's Initial Business Combination or (b) the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company's shareholders having the right to exchange their Class A Common Shares for cash, securities or other property and (ii) in the case of the Private Placement Warrants and the respective Class A Common Shares underlying such warrants, 30 days after the completion of the Company's Initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Related Party Loans

Pursuant to an unsecured promissory note (the "Note") dated November 14, 2016, the Sponsor agreed to loan the Company up to an aggregate of $250,000 to cover expenses related to the Public Offering. The Company borrowed $150,000 under the Note in connection with the Public Offering. The Note was interest bearing at a rate per annum equal to LIBOR plus 0.60% and was paid in full on November 25, 2016.

Administrative Services Agreement

The Company has agreed to pay $10,000 a month for office space, administrative services and secretarial support to CMB NV, the Sponsor's ultimate parent.  Services commenced on November 18, 2016, and will terminate upon the earlier of the consummation by the Company of an initial Business Combination or the liquidation of the Company.

HUNTER MARITIME ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
11. Measurement of fair values
A number of the Company's accounting policies and disclosures require the measurement of fair values.
If third party information is used to measure fair values, the evidence obtained from third parties is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible.
Fair values are classified into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: techniques that use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Company measures transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
12. Fair values of cash and cash equivalents and current and non-current receivables and liabilities
The fair values of cash and cash equivalents and the current receivables and liabilities approximate their book values due to their short‐term nature. The fair values of the non‐current financial liabilities also approximate their book values due to the fact that their terms and conditions approximate current market conditions.
13. Commitments and Contingencies

The Company granted the underwriters a 45-day option to purchase up to 2,250,000 additional Units to cover any over-allotments, at the initial public offering price less the underwriting discounts and commissions. The Warrants that would be issued in connection with 2,250,000 over-allotment units are identical to the public warrants and have no net cash settlement provisions.

The Company paid an underwriting fee of $3,000,000, equal to a 2.00% underwriting discount on the per Unit offering price, to the underwriters based on a sale of 15,000,000 Units, at the closing of the Public Offering. The Company will pay an additional fee of $5,250,000, equal to a 3.50% underwriting fee on the per Unit offering price, to underwriters upon the Company's completion of the Initial Business Combination (the "Deferred Fee"). The Deferred Fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes the Initial Business Combination.  If the Company fails to complete its Initial Business Combination within 24 months from the closing of the Public Offering, the underwriters have agreed to waive their right to the Deferred Fee.

HUNTER MARITIME ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

14. Recent Accounting Standards

Management has considered the impact of the following standards and amendments to standards:

IFRS 9 Financial Instruments published in July 2014 replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized.  IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38).  The amendments become mandatory for the Company's 2016 financial statements.

Taking into account that the Company has only been incorporated recently, that the type of revenue will only be known once an Initital Busisness Combination has been completed and that the Company currently has no lease contracts, management is of the opinion that none of the aforementioned standards and amendments to standards, if currently adopted, would have a material impact on the Company's financial statements.

15. Subsequent Events

The Board of Directors approved the financial statements on November 30, 2016. Management has performed an evaluation of subsequent events through that date.  As at November 30, 2016, there are no relevant subsequent events with the exception of the following:
 - On November 25, 2016, the Company repaid the full the amount drawn under the Note (see also Note 10).